TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

January 23, 2020

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON ADVANCED MATERIALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 23,

2020 to the Registered Securityholders and the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders

2 Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3 Notice of Meeting Combined with Information Circular - NOBOs Requesting Full Package

4 Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A) - Registered Securityholders

5 Proxy Return Envelope

Yours truly,

TSX Trust Company

''Lori Winchester''

Senior Relationship Manager

Lori.Winchester@tmx.com

VANCOUVER 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334	CALGARY 300-5th Avenue SW, 10th floor Calgary, AB T2P 3C4 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1800 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964